                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             RED BRICK SYSTEMS, INC.
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                                (NAME OF ISSUER)


                         COMMON STOCK, $.0001 PAR VALUE
                        PREFERRED SHARE PURCHASE RIGHTS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    756422101
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                                 (CUSIP Number)


                                RICHARD J. LAMPEN
                   EXECUTIVE VICE PRESIDENT & GENERAL COUNSEL
                             NEW VALLEY CORPORATION
                       100 S.E. SECOND STREET, 32ND FLOOR
                                 MIAMI, FL 33131
                                 (305) 579-8000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 8, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 10 Pages

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CUSIP NO. 756422101                                          PAGE 2 OF 10 PAGES

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            Name of Reporting Person
      1     S.S. or I.R.S. Identification No. of Above Person

            New Valley Corporation
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      2     Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [X]
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      3         SEC Use Only

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      4         Source of Funds (See Instructions)                     WC, OO

--------------------------------------------------------------------------------
      5         Check Box if Disclosure of Legal Proceedings is Required
                Pursuant to Items 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
      6         Citizenship or Place of Organization
                                                                      Delaware
--------------------------------------------------------------------------------
                              7    Sole Voting Power

                                   602,385
                           -----------------------------------------------------
                              8    Shared Voting Power

                                   - 0 -
                           -----------------------------------------------------
    Number of Shares          9    Sole Dispositive Power
  Beneficially Owned by
  Each Reporting Person            602,385
         With              -----------------------------------------------------

                             10    Shared Dispositive Power

                                   - 0 -
--------------------------------------------------------------------------------
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                602,385
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      12        Check Box if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)

                                                                            [ ]
--------------------------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)

                4.79%
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      14        Type of Reporting Person (See Instructions)

                CO
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
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CUSIP NO. 756422101                                          PAGE 3 OF 10 PAGES

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--------------------------------------------------------------------------------
                Name of Reporting Person
      1         S.S. or I.R.S. Identification No. of Above Person

                New Valley Holdings, Inc.
--------------------------------------------------------------------------------

      2         Check the Appropriate Box if a Member of a Group
                (See Instructions)

                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
      3         SEC Use Only

--------------------------------------------------------------------------------
      4         Source of Funds (See Instructions)

                N/A
--------------------------------------------------------------------------------
      5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                                            [ ]
--------------------------------------------------------------------------------
      6         Citizenship or Place of Organization

                Delaware
--------------------------------------------------------------------------------
                              7    Sole Voting Power

                                   - 0 -
                           -----------------------------------------------------
                              8    Shared Voting Power

                                   - 0 -
                           -----------------------------------------------------
    Number of Shares          9    Sole Dispositive Power
  Beneficially Owned by
  Each Reporting Person            - 0 -
          With             -----------------------------------------------------
                             10    Shared Dispositive Power

                                   - 0 -
--------------------------------------------------------------------------------
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                - 0 -
--------------------------------------------------------------------------------
      12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                          [X]
--------------------------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)

                0%
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      14        Type of Reporting Person (See Instructions)

                CO; HC
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

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CUSIP NO. 756422101                                          PAGE 4 OF 10 PAGES

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--------------------------------------------------------------------------------
                Name of Reporting Person
      1         S.S. or I.R.S. Identification No. of Above Person

                BGLS INC.
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      2         Check the Appropriate Box if a Member of a Group
                (See Instructions)

                                                                        (a) [ ]
                                                                        (b) [X]
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      3         SEC Use Only

--------------------------------------------------------------------------------
      4         Source of Funds (See Instructions)

                N/A
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      5         Check Box if Disclosure of Legal Proceedings is Required
                Pursuant to Items 2(d) or 2(e)

                                                                            [ ]
--------------------------------------------------------------------------------
      6         Citizenship or Place of Organization

                Delaware
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                              7    Sole Voting Power

                                   - 0 -
                           -----------------------------------------------------
                              8    Shared Voting Power

                                   - 0 -
                           -----------------------------------------------------
    Number of Shares          9    Sole Dispositive Power
  Beneficially Owned by
  Each Reporting Person            - 0 -
          With             -----------------------------------------------------
                             10    Shared Dispositive Power

                                   - 0 -
--------------------------------------------------------------------------------
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                - 0 -
--------------------------------------------------------------------------------
      12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                          [X]
--------------------------------------------------------------------------------
      13        Percent of Class Represented by Amount in Row (11)

                0%
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      14        Type of Reporting Person (See Instructions)

                CO; HC
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



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CUSIP NO. 756422101                                          PAGE 5 OF 10 PAGES

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--------------------------------------------------------------------------------
                Name of Reporting Person
      1         S.S. or I.R.S. Identification No. of Above Person

                BROOKE GROUP LTD.
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      2         Check the Appropriate Box if a Member of a Group
                (See Instructions)

                                                                        (a) [ ]
                                                                        (b) [X]
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      3         SEC Use Only

--------------------------------------------------------------------------------
      4         Source of Funds (See Instructions)

                N/A
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      5         Check Box if Disclosure of Legal Proceedings is Required
                Pursuant to Items 2(d) or 2(e)

                                                                            [ ]
--------------------------------------------------------------------------------
      6         Citizenship or Place of Organization

                Delaware
--------------------------------------------------------------------------------
                              7    Sole Voting Power

                                   - 0 -
                           -----------------------------------------------------
                              8    Shared Voting Power

                                   - 0 -
                           -----------------------------------------------------
    Number of Shares          9    Sole Dispositive Power
  Beneficially Owned by
  Each Reporting Person            - 0 -
          With             -----------------------------------------------------
                             10    Shared Dispositive Power

                                   - 0 -
--------------------------------------------------------------------------------
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                - 0 -
--------------------------------------------------------------------------------
      12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                          [X]
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      13        Percent of Class Represented by Amount in Row (11)

                0%
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      14        Type of Reporting Person (See Instructions)

                CO; HC
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

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CUSIP NO. 756422101                                          PAGE 6 OF 10 PAGES

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--------------------------------------------------------------------------------
                Name of Reporting Person
      1         S.S. or I.R.S. Identification No. of Above Person

                BENNETT S. LEBOW
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      2         Check the Appropriate Box if a Member of a Group
                (See Instructions)

                                                                        (a) [ ]
                                                                        (b) [X]
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      3         SEC Use Only

--------------------------------------------------------------------------------
      4         Source of Funds (See Instructions)

                PF
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      5         Check Box if Disclosure of Legal Proceedings is Required
                Pursuant to Items 2(d) or 2(e)

                                                                            [ ]
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      6         Citizenship or Place of Organization

                United States
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                              7    Sole Voting Power

                                   25,000
                           -----------------------------------------------------
                              8    Shared Voting Power

                                   - 0 -
                           -----------------------------------------------------
    Number of Shares          9    Sole Dispositive Power
  Beneficially Owned by
  Each Reporting Person            25,000
          With             -----------------------------------------------------
                             10    Shared Dispositive Power

                                   - 0 -
--------------------------------------------------------------------------------
      11        Aggregate Amount Beneficially Owned by Each Reporting Person

                25,000
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      12        Check Box if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)

                                                                          [X]
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      13        Percent of Class Represented by Amount in Row (11)

                0.20%
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      14        Type of Reporting Person (See Instructions)

                IN
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


                  This Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 30, 1998 (the "Schedule 13D"), as amended by Amendment No. 1 filed with the SEC, on behalf of New Valley Corporation ("New Valley"), New Valley Holdings, Inc., BGLS Inc., Brooke Group Ltd. and Bennett S. LeBow, in connection with the common stock, $.0001 par value, and associated Preferred Share Purchase Rights ("Common Stock"), of Red Brick Systems, Inc., a Delaware corporation (the "Company"), is hereby further amended as follows (unless otherwise defined, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D):

ITEM 2.  IDENTITY AND BACKGROUND.

                  The second sentence of the second paragraph in Item 2 of the
Schedule 13D is hereby deleted and replaced in its entirety by the following:

                  "The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 627,385 shares of Common Stock (collectively, the "Securities") or approximately 4.99% of the outstanding shares of the Common Stock within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act")."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (1) Clause (a) of Item 5 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

                  "As of the date hereof, the Reporting Persons may be deemed to be acting as a group, within the meaning of Section 13(d)(3) of the Act, beneficially owning, in the aggregate, 627,385 shares of Common Stock of the Company, which constituted approximately 4.99% of the 12,577,156 shares of Common Stock outstanding as of October 31, 1998 (as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998)."

                  (2) The first sentence of clause (b) of Item 5 of the Schedule 13D is hereby deleted and replaced by in its entirety by the following:

                  "With respect to the 602,385 shares of Common Stock acquired by New Valley, New Valley exercises both sole voting power and sole dispositive power."

                  (3) Clause (c) of Item 5 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

                  "From August 4, 1998 to October 13, 1998, New Valley purchased in the open market on NASDAQ 662,415 shares of Common Stock. From July 20, 1998 to August 6, 1998, Mr. LeBow purchased in the open market on NASDAQ 25,000 shares of Common Stock. From November 10, 1998 to December 8, 1998, New Valley sold in the open market on NASDAQ 60,030 shares of Common Stock. Transactions in the Common Stock by




                               Page 7 of 10 Pages
                  any of the Reporting Persons effected within the past 60 days are described in Exhibit C, which is attached hereto and incorporated herein by reference."

                  (4) Clause (e) of Item 5 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

                  "(e) As of December 8, 1998, based on the number of shares of Common Stock reported as outstanding as of October 31, 1998 in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit C of Item 7 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

Exhibit C:        Transactions in the Common Stock in the past 60 days.








                               Page 8 of 10 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:   December 9, 1998

                                         NEW VALLEY CORPORATION



                                         By:  /s/ Richard J. Lampen
                                              ----------------------------------
                                              Name:  Richard J. Lampen
                                              Title: Executive Vice President


                                         NEW VALLEY HOLDINGS, INC.



                                         By:  /s/ Richard J. Lampen
                                              ----------------------------------
                                              Name:  Richard J. Lampen
                                              Title: Executive Vice President


                                         BGLS INC.



                                         By:  /s/ RICHARD J. LAMPEN
                                              ----------------------------------
                                              Name:  Richard J. Lampen
                                              Title: Executive Vice President


                                         BROOKE GROUP LTD.



                                         By:  /s/ Richard J. Lampen
                                              ----------------------------------
                                              Name:  Richard J. Lampen
                                              Title: Executive Vice President


                                         BENNETT S. LEBOW



                                         By:  New Valley Corporation

                                         By:  /s/ Richard J. Lampen
                                              ----------------------------------
                                              Name:  Richard J. Lampen
                                              Title: Executive Vice President





                               Page 9 of 10 Pages

                                                                       EXHIBIT C


         Transactions in the Common Stock in the past 60 days:

                                                               NO. OF SHARES             PRICE PER
     NAME(1)                              DATE            PURCHASED(P)/SOLD(S)           SHARE(2)
     -------                              ----            ------------------------       ---------

New Valley                              10/13/98                  3,500 (P)               $2.0000

New Valley                              11/10/98                  1,000 (S)                3.6875

New Valley                               12/4/98                 15,000 (S)                3.9688

New Valley                               12/7/98                 20,500 (S)                4.1875

New Valley                               12/8/98                 23,530 (S)                4.1250



------------------------------------------------------------

(1)   With respect to New Valley, includes shares purchased or sold by Alki.

(2)   Excludes brokerage commissions.








                              Page 10 of 10 Pages